United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale informs on the CVM’s report regarding the voting proposal submitted to the EGM to be held on March 12

Rio de Janeiro, March 2nd, 2021 - Vale S.A (“Vale” or “Company”) hereby informs that the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) has sent the Company an analysis of the proposal to be submitted to the Extraordinary General Meeting (“EGM”) called for March 12, 2021, included in item 8 of the agenda (new paragraph 10, items V and VI, of Article 11 of the Bylaws).

In this regard, we communicate the understanding of the Superintendency of Corporate Relations from CVM, which, among other aspects, concludes that the process for the election of members of the Board of Directors does not support the binary voting system, and therefore does not allow the counting of votes against or rejection of a certain candidate for the resolution quorum.1

Although Vale strongly believes that the proposal to adopt majority voting is in the best interest of the Company’s shareholders, the public debate in the capital market must be acknowledged, and in light of CVM’s understanding, Vale informs that the item regarding majority voting will be excluded from the agenda of the EGM to be held on March 12, 2021. Thus, item 8 of the agenda is cancelled, and all votes related to such resolution, including those received through the distance voting ballot, will be disregarded.

The Company reserves the right to request, in due course, that the matter be re-examined by the Collegiate Body of the CVM.

Finally, Vale highlights that, nonetheless the exclusion of the majority voting proposal, the other matters included in the agenda of the EGM are maintained, in accordance with the Notice of Meeting, and it is notorious that the approval of the other items of the proposed amendments to the Company’s Bylaws will bring important advances to Vale’s governance.

Vale S.A.

1In order to provide transparency to the market, the Company will make available the Analysis Report No. 13/2021- CVM/SEP/GEA-4 translated to English, which will soon be available in the Annex to this Notice to Shareholders.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 02, 2021		Head of Investor Relations